EXHIBIT 21

SUBSIDIARIES OF DARDEN RESTAURANTS, INC.

As of May 28, 2006, we had three “significant subsidiaries”, as defined in Regulation S-X, Rule 1-02(w), identified as follows:

GMRI, Inc., a Florida corporation, doing business as Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones Barbeque & Grill, and Seasons 52.

GMRI Florida, Inc., a Florida corporation, owning a 99 percent limited partnership interest in GMRI Texas, L.P.

GMRI Texas, L.P., a Texas limited partnership, doing business as Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones Barbeque & Grill.

We also had other direct and indirect subsidiaries as of May 28, 2006. None of these subsidiaries would constitute a “significant subsidiary” as defined in Regulation S-X, Rule 1-02(w).